

January 10, 2017

Sanjay Mody
Chief Executive Officer
Nano Stone Inc
2125 Center Ave, Suite 414
Fort Lee, NJ 07024

      Re: Nano Stone Inc
              Amended Offering Statement on Form 1-A
              Filed January 9, 2016
              File No. 024-10639

Dear Mr. Mody:

We have reviewed your revised offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please correct the formatting errors in your next amendment.

Consent of Independent Public Accounting Firm

2.   We have reviewed your response to prior comment four. As previously requested, please make arrangements with your auditor to have them revise the consent to refer to the statements of changes in stockholders' equity, instead of the statements of stockholder's deficit.

We will consider qualifying your offering statement at your request.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeffrey Gordon, Staff Accountant at (202) 551-3866 or John Cash, Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. You may contact Kate McHale, Staff Attorney at (202) 551-3464 or me at (202) 551-3729 with any questions.

Sincerely,

 /s/ Jay Ingram *for*

Pam A. Long
Assistant Director
Office of Manufacturing and
Construction